Exhibit 99.4

MAG SILVER CORP.
Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J2 Y1
www.computershare.com
Security Class
Holder Account Number
Form of Proxy - Annual General and Special Meeting to be held on June 22, 2015
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 10:30 AM (Pacific Time) on June 18, 2015.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
To Vote Using the Telephone
• Call the number listed BELOW from a touch tone
telephone.
1-866-732-VOTE (8683) Toll Free
To Vote Using the Internet
• Go to the following web site:
www.investorvote.com
• Smartphone?
Scan the QR code to vote now.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER

Appointment of Proxyholder
I/We being holder(s) of MAG Silver Corp. hereby appoint: Jonathan
Rubenstein, or failing him, George Paspalas, or failing him, Larry Taddei, or failing him, Jody Harris,
OR Print the name of the person you are
appointing if this person is someone
other than the Chairman of the
Meeting.
as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of MAG Silver Corp. (the "Corporation") to be held at The Vancouver Club on June 22, 2015 at 10:30 AM (Pacific Time) and at any adjournment or postponement thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
1. Number of Directors
To set the number of Directors at 8.
For Against
2. Election of Directors
01. Peter D. Barnes
For Withhold
02. Richard P. Clark
For Withhold
03. Richard M. Colterjohn
For Withhold
04. Jill D. Leversage 05. Daniel T. MacInnis 06. George N. Paspalas
07. Jonathan A. Rubenstein 08. Derek C. White
3. Appointment of Auditors
To appoint Deloitte LLP as Auditors of the Corporation for the ensuing year and to authorize the Directors to fix their remuneration.
For Withhold
4. Deferred Share Unit Plan
To approve certain amendments to the Deferred Share Unit Plan, as further described in the accompanying Management Information Circular.
For Against
Authorized Signature(s) - This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
Signature(s) Date
Interim Financial Statements - Mark this box if you would
like to receive Interim Financial Statements and
accompanying Management’s Discussion and Analysis by
mail.
Annual Financial Statements - Mark this box if you would
like to receive the Annual Financial Statements and
accompanying Management’s Discussion and Analysis by
mail.
If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.
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